

Mail Stop 7010

January 22, 2009

David C. Sylvester
Vice President, Chief Financial Officer
Steelcase, Inc.
901 44th Street SE
Grand Rapids, Michigan 49508

      Re: Steelcase, Inc.
             Form 10-K for Fiscal Year Ended February 29, 2008
             File No. 1-13873

Dear Mr. Sylvester:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 29, 2008

Item 7. Management's Discussion and Analysis, page 16
Results of Operations, page 16

1.   We note your response to prior comment one as well as the results of operations disclosure in your Form 10-Q for the period ended November 28, 2008. Please note that your quantified discussion of your periodic results should not be limited to the items for which the precise impact can be isolated or that do not involve significant assumptions. Quantitative analysis and discussion of underlying assumptions and estimates will help enhance your disclosure, allowing investors

to better understand the variability, trends, and uncertainty of your results of operations. Such information is particularly useful when there are offsetting factors, as discussed, but not quantified in your November 28, 2008 10-Q. Please expand your future filings to quantify the material factors underlying changes in revenues and cost of sales such as changes in volume, price yield, order rates, deferrals and cancellations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief